FreeSeas Announces Receipt of NASDAQ Notices of Bid Price and Equity Standard Deficiencies

ATHENS, Greece, July 18 2014 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq: FREE) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that the Company received from The NASDAQ Stock Market LLC: (i) a letter, dated July 15, 2014, stating that, for the previous 30 consecutive business days, the bid price of the Company's common stock closed below the minimum $1.00 per share; and (ii) a letter dated July 16, 2014 stating that for the period ended March 31, 2014, the Company’s reported stockholders’ equity is below $2.5 million. Both are requirements for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rules 5550(a)(2) (the "Minimum Bid Price Rule") and 5550(b)(1) (the “Equity Standard Rule”). The NASDAQ letters have no immediate effect on the listing of the Company's common stock, which will continue to trade on The NASDAQ Capital Market under the symbol "FREE".

In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, which expires on January 12, 2015 (the “Compliance Period”), to regain compliance with the "Minimum Bid Price Rule"), by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period.  If the Company does not regain compliance by January 12, 2015, NASDAQ will provide written notification to the Company that its common stock may be delisted. The Company may, however, be eligible for an additional grace period of 180 calendar days if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Bid Price Rule) for listing on The NASDAQ Capital Market, and submits a timely notification to NASDAQ of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of the shares of its Common Stock, if necessary. The Company may also appeal NASDAQ's delisting determination to a NASDAQ Hearings Panel. FreeSeas intends to evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

In accordance with NASDAQ Marketplace Rule 5810(c)(2)(C), the Company has 45 calendar days to submit a plan to regain compliance with the Equity Standard Rule. FreeSeas believes that it has already achieved compliance by virtue of the capital increase effected on May 28, 2014, following the successful closing of its $25 million public offering, which will be reflected in the unaudited interim financial statements for the six months ended June 30, 2014, which the Company expects to file within the next month.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

FreeSeas Inc. July 18, 2014	Page 2

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr